SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment to

Form N-8A

NOTIFICATION OF AMENDMENT TO REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company (formerly known as Babson Capital Global Floating Rate & Income Fund) hereby notifies the Securities and Exchange Commission that it is amending its notification of registration under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such amendment to its notification of registration submits the following information:

Name:

Babson Capital Global Short Duration High Yield Fund

Address of Principal Business Office:

c/o Babson Capital Management LLC

201 South College Street, Ste. 2400

Charlotte, NC 28244

Telephone Number: 413-226-1058

Name and address of agent for service of process:

Christopher A. DeFrancis

c/o Babson Capital Management LLC

1500 Main Street, Ste. 2800

Springfield, MA 01115

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

                                          Yes  ☒    No  ☐

SIGNATURES

A copy of the Agreement and Declaration of Trust, as amended, of Babson Capital Global Short Duration High Yield Fund (the “Fund”) is on file with the Secretary of the Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Fund by an officer or trustee of the Fund in his or her capacity as an officer or trustee of the Fund and not individually and that the obligations of or arising out of this instrument are not binding upon any of the trustees, officers or shareholders individually, but are binding only upon the assets and property of the Fund.

Pursuant to the requirements of the Investment Company Act of 1940, Registrant has caused this amended Notification of Registration to be duly signed on its behalf in the City of Springfield and the Commonwealth of Massachusetts on the 18th day of June, 2012.

By:	/s/ Christopher A. DeFrancis
Name:	Christopher A. DeFrancis
Title:	Trustee